

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2022

Mark Jensen
Chief Executive Officer
American Resources Corp
9002 Technology Lane
Fishers, IN 46038

   **Re: American Resources Corporation**
     **Registration Statement on Form S-3**
     **Filed June 3, 2022**
     **File No. 333-265405**

Dear Mr. Jensen:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Energy & Transportation

cc:  Clifford J. Hunt, Esq.